Filed by Exelon Corporation
(Commission File No. 1-16169)

Pursuant to Rule 425 under the Securities
Act of 1933 and deemed filed pursuant to
Rule 14a-12 of the Securities Exchange Act
Of 1934

Subject Company:
Public Service Enterprise Group Incorporated
(Commission File No. 1-09120)

Safe Harbor Statement

Except for the historical information contained herein, certain of the matters discussed in this Filing constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding benefits of the proposed merger, integration plans, and expected synergies, anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Exelon Corporation (“Exelon”), Commonwealth Edison Company (“ComEd”), PECO Energy Company (“PECO”), and Exelon Generation Company, LLC (“Exelon Generation” and together with Exelon, ComEd and PECO, the “Exelon Registrants”), and the current expectations of management of Public Service Enterprise Group Incorporated (“PSEG”), Public Service Electric and Gas Company (“PSE&G”), PSEG Power LLC (“PSEG Power”), and PSEG Energy Holdings LLC (“PSEG Holdings” and together with PSEG, PSE&G and PSEG Power, the “PSEG Registrants”). There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this filing. For example, (1) the companies may be unable to obtain shareholder approvals required for the merger; (2) the companies may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger; (3) conditions to the closing of the merger may not be satisfied; (4) an unsolicited offer of another company to acquire assets or capital stock of Exelon or PSEG could interfere with the merger; (5) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (6) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (7) the merger may involve unexpected costs or unexpected liabilities, or the effects of purchase accounting may be different from the companies’ expectations; (8) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (9) the businesses of the companies may suffer as a result of uncertainty surrounding the merger; (10) the companies may experience more difficulties than expected in achieving operating improvements at jointly owned nuclear generating facilities; (11) the companies may not realize the values expected to be obtained for properties expected or required to be divested; (12) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (13) the companies may be adversely affected by other economic, business, and/or competitive factors. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of the combined company. A discussion of some of these other important factors and assumptions is contained in the Exelon Registrants’ and PSEG Registrants’ respective filings with the SEC, including: (1) the Exelon Registrants’ 2003 Annual Report on Form 10-K – Item 7. Management’s Discussion and Analysis of Financial condition and Results of Operations – Business Outlook and the Challenges in Managing Our Business for Each of Exelon, ComEd, PECO, and Exelon Generation; (2) the Exelon Registrants’ 2003 Annual Report on Form 10-K – Item 8. Financial Statements and Supplementary Data: Exelon – Note 19, ComEd – Note 15, PECO – Note 14, and Exelon Generation – Note 13; and (3) the PSEG Registrants’ Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004 – Forward Looking Statements. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Exelon will file with the SEC in connection with the proposed merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this Filing may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Filing. None of the Exelon Registrants or PSEG Registrants undertakes any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this Filing.

Additional Information

This communication is not a solicitation of a proxy from any security holder of Exelon Corporation (Exelon) or Public Service Enterprise Group Incorporated (PSEG). Exelon intends to file with the Securities and Exchange Commission a registration statement that will include a joint proxy statement/prospectus and other relevant documents to be mailed by Exelon and PSEG to their respective security holders in connection with the proposed merger of Exelon and PSEG. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION about Exelon, PSEG and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of the joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from Public Service Enterprise Group Incorporated, Investor Relations, 80 Park Plaza, P.O. Box 1171, Newark, New Jersey 07101-1171.

The respective directors and executive officers of Exelon and PSEG and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Exelon’s directors and executive officers is available in its proxy statement filed with the SEC by Exelon on March 12, 2004, and information regarding PSEG’s directors and executive officers is available in its proxy statement filed with the SEC by PSEG on March 10, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

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The following document was used to prepare management to answer questions that might be posed by Exelon employees concerning the proposed transaction.

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December 20, 2004

Exelon and PSEG Merger Questions and Answers for Exelon Employees

General Questions:

Why did PSEG and Exelon decide to merge?
This merger is highly strategic and financially attractive. It allows two major energy companies to combine talents and assets to create a premier energy company with results and capabilities that neither could achieve on its own. Both companies share a belief in the benefits to shareholders and customers of increasing their scale and scope in the current regulatory and economic climate. Specific benefits include regulatory and geographic risk diversification as well as traditional merger synergies. The companies also have complementary strengths in nuclear operations (Exelon) and first quartile utility operations (PSEG) that are the foundation upon which the combination benefits are based. It is our shared belief that this combination can result in the best electric and gas utility system in the United States. It is this goal that drove our companies to merge now.

In general, why is the merger of Exelon and PSEG good for employees?
The combination of our two firms will create the nation’s largest utility. This scale will provide new growth and developmental opportunities previously unavailable to employees. The new company will have enhanced financial stability and the combined company will be a significant competitive force in the marketplace.

Where will the major businesses be headquartered?
The corporate headquarters and the business services group will be headquartered in Chicago. The generation business as well as PSEG’s international and investment businesses will be in headquartered in Newark, N.J. The trading business and nuclear headquarters will be in Pennsylvania. The headquarters for the regulated utilities, ComEd, PECO Energy and PSE&G will each remain in its current location and the core nuclear operating functions will remain in Warrenville, Ill.

How will employees be affected with this transaction?
As with all such transactions or any change in an organization, we expect this transaction to impact certain areas of the company. We expect near-term changes in PSEG’s nuclear operations and more gradual changes in other areas. Employees should continue to conduct business as usual during the transition process.

How many people will lose their jobs?
Position reductions are estimated at approximately 5%, which are approximately 1,400 positions of the consolidated workforce of approximately 28,000 employees. We expect to offset these reductions to the extent possible through retirements, normal attrition and by limiting future hiring. We are committed to communicating with employees and managing this process in a sensitive and fair manner.

Will an equal number of jobs be lost at both companies?
Reductions will occur across the combined company as headquarters and business unit organizations are rationalized and restructured. We will manage impacts to specific locations as much as reasonably possible to provide for fair treatment of each affected group and facility, and we are committed to keeping employees up to date as decisions are made.

Will there be changes to my compensation and benefits?
For the near term there will not be any changes. However, employee benefit programs do change periodically and that is likely to continue. Our compensation and benefits strategy will ensure that we continue to maintain competitive programs that enable the corporation to attract and retain employees.

What severance benefits will be provided?
Employees who are separated from employment as a result of this transaction will be eligible for severance benefits under the applicable plan as in effect at the time of termination.

How will the merger impact 2005 labor contract negotiations?
Contract negotiations at PSEG will proceed as usual and we fully expect to come to an agreement with our unions within the next several months. In addition, we expect ongoing negotiations at Exelon to continue without interruption.

Specifically, how will union employees be affected with this transaction?
The companies anticipate concluding their current collective bargaining negotiations without interruption. If there are any changes in the future, they will occur as a result of the collective bargaining process. All current collective bargaining agreements will be honored.

How will non-represented employees be affected?
Part of the economic value of a transaction such as this comes in the synergies that result. In other words, fewer people are typically required to do the same work for a larger organization. Some positions will be eliminated, some will stay the same and others will continue, but may be located in other parts of the country.

When will employees start being impacted by the merger?
The initial impact will be seen shortly in the PSEG’s Nuclear Business Unit. Other areas will initially see limited impact in the short term. We will keep employees apprised of further developments.

What can employees expect in the interim?
Most employees will continue to focus on their existing job responsibilities. However, some employees will be asked to participate on transition teams to help prepare for the eventual completion of the transaction. Employees who are involved on such teams will have an opportunity to help shape the future organization and should take full advantage of such an opportunity.

What should employees be doing in the interim?
Our employees are vital to the success of this merger. The most important thing employees can do is to perform their jobs safely and dedicate themselves to demonstrating their best effort in their day-to-day assignments. This is a time to thoughtfully plan for a variety of possibilities. Employees will be provided with a great deal of information over the next several days and weeks.

How will staffing at various levels throughout the company be determined?
Several transition teams will be evaluating staffing levels required for the combined companies. We are committed to communicating with employees about these changes as decisions are made and managing this process in a sensitive and fair manner.

Will employees have to relocate as a result of the merger?
Some positions may end up being located in parts of the country that are different from where they are currently located. We anticipate that selected employees will likely move between various corporate and operating locations.

If an employee does not want to relocate, what are the employee’s options?
Some employees may have to make hard decisions concerning relocation. We are taking this into consideration as we develop our new combined corporate structure. Employees who are asked to relocate and who decide not to may be eligible for severance benefits.

How will retirees be affected?
There will be no impact on retirees’ pensions and we do not anticipate any changes in the retirees’ medical or other benefits as a result of this transaction. However, like all benefits programs (for active or retired employees) employers reserve the right to amend, modify or terminate plans.

Exelon is still completing The Exelon Way. Will there be more cost cutting and job eliminations?
The Exelon Way was not simply a program with a fixed number of cost reductions. Rather, it is an ongoing way of doing business within Exelon, focusing on operational excellence and overall productivity improvements to help us achieve its vision of being the best and most consistently profitable gas and electric company in the United States. In our new combined company, we will continue to look for ways to improve productivity and reduce costs, while always maintaining our primary focus on customer service, reliability and safety.

Why didn’t you tell us about this sooner?
Because Exelon and PSEG are public companies, negotiations of this kind must be kept confidential to prevent speculation in their stock. We announced the merger as soon as we could after approval by the Boards of Directors and we will continue to keep you informed as we move forward toward closing.

Where can I get more information about this merger?
Both companies understand that this is a period of uncertainty and anxiety for employees. We are determined to make every effort to keep you well informed through our various communications programs as details emerge between now and closing. We will make effective use of on-line communications and we will look to our managers to share new information and answer your questions. Also, please log onto: www.pseg.com or www.exeloncorp.com for updated information. Once the proxy statement is issued, it will give employees and shareholders a wealth of information.

Nuclear-Specific Question and Answers

What more can you tell us about the Nuclear Operating Services Contract?
This contract with Exelon will take effect in January 2005. PSEG selected Exelon to assist in the operation of its nuclear facilities, because Exelon is widely recognized as one of the premier nuclear operators in the world.

Will the PSEG plants see new management and when?
Yes, at a date to be determined, Exelon will want to bring a number of its management people into PSEG’s nuclear organization as part of an overall effort to introduce Exelon’s Nuclear Management Model. That model has been implemented successfully across Exelon’s nuclear fleet and has resulted in a solid track record for safe, reliable and efficient operations.

Is there going to be a transfer of assets?
No. As the holder of NRC licensee to operate Salem/Hope Creek, PSEG will continue to have exclusive authority to operate and maintain the station and have ultimate responsibility for all regulatory requirements. PSEG will be responsible at all times for providing general management oversight.

What will the reporting relationships be during the time before the deal closes?
PSEG Nuclear along with all of its management, including those from Exelon, will continue to report to the president of PSEG Power. This contract, however, will allow PSEG to have complete access to the operating expertise of the Exelon Nuclear organization.

What happens to this contract if the deal does not close?
We fully expect that the merger will receive all required regulatory approvals and close. Exelon will have a two-year contract from the date the contract takes effect in January 2005, which will provide more than sufficient time for the merger to close. If the transaction were to terminate, the contract would still continue for up to three additional years, providing PSEG with the ability to make other arrangements without affecting nuclear operations.

Why did the company feel it was necessary to make this nuclear services contract? Don’t you think PSEG Nuclear was making progress?
We believe PSEG Nuclear is making very important and successful progress and the plans its employees have put in place will get PSEG to excellence. However, PSEG on its own would never be able to reproduce some of the benefits of this combined nuclear fleet or make improvements as quickly as it can under the Services contract.

Has the company spoken with the NRC? What was their reaction in light of your current issues?
We have spoken to the NRC. They recognize the strong, successful performance record that Exelon brings to the table. They also recognize Exelon’s interest as a co-owner of the Salem Station in wanting to see improved overall performance that matches the first quartile performance of many of its other facilities.

How will the merger impact PSEG’s SCWE efforts?
We assured the NRC that PSEG’s focus on improving its SCWE metrics remains strong and will not change with the services contract.

Does Exelon agree with PSEG’s decision to start-up Hope Creek without replacing the Bravo recirculation pump?
During the course of this Hope Creek outage, PSEG Nuclear has benefited from the insights and support of a new vice president of engineering, Mike Gallagher. Mike was one of the rotational employees who came to PSEG from Exelon. He was one of the key members of the senior leadership team who recommended strongly that Hope Creek could be returned to service without replacing the Bravo re-circulation pump during this refueling outage.

Just recently, PSEG told its employees it was not considering outsourcing. How does its leadership explain that in light of this announcement?
That’s true. At the time, conversations had not begun between PSEG and Exelon about the services contract. As those conversations progressed and became more detailed, it was determined that this would be the best course of action.

Will this contract mean PSEG will be getting yet another CNO? PSEG has acknowledged the repeated change of leadership has been one of the reasons for the SCWE issues PSEG faces and the resultant lack of trust on the part of employees. PSEG leadership promised real leadership stability when this current CNO was appointed. How can employees believe PSEG now with another possible management change?
Decisions about leadership here at the station have not been made and will not be made until the services contract takes effect early next year. More important, those decisions will be made jointly by PSEG and Exelon. It is understandable that Exelon will want to have a number of their people who are trained in the Exelon Management Model as part of their operating team. Exelon has crafted a recipe for success that is enviable in our industry. With respect to leadership stability, as a co-owner, Exelon has consistently had their management on site for years. Exelon is very familiar with PSEG’s operation, its staff, its SCWE issues and its decision-making. This transition should be as seamless as is possible in these circumstances. It is an agreement based on an existing, long-standing partnership.

What will the merger’s impact on employees be? How will staffing levels be determined?
Over time, it is believed the benefits of a larger fleet operation will naturally result in efficiency savings. Initially, it is anticipated that a number of positions in the new organization will be staffed by Exelon employees. A number of displaced PSEG employees will be offered positions at other Exelon facilities for training in the Exelon Nuclear Management Model. Other displaced PSEG employees will be eligible for severance. A standard process will be used to re-select and staff a new organization that uses Exelon’s standard structure. We expect that process to begin toward the end of the first quarter 2005. That step will only occur after a reasonable and orderly transition period. You will be hearing more about the plans and activity of a transition effort in the days and weeks following the effective date of the Services contract.

What is the impact on all other nuclear officers and senior management?
The answer to that and other similar specific staffing questions will be determined after the services contract has been in place for a while and we can take into account our collective experiences.

Did this deal get started with the PSEG/Exelon rotational assignments?
Discussion about the rotational assignments started separately from the merger talks. That discussion emerged at the highest levels of the corporation, as is most often the case in these types of combinations. In looking at the future of both companies, the benefits of scale and scope in both the distribution and generation businesses and the opportunity to leverage the combined strengths of two strong companies with footprints across the entire eastern half of the U.S., it was a strategic fit that could not be dismissed.

Did PSEG talk to Entergy or any other operator before selecting Exelon?
PSEG did not. The fact that PSEG is currently joint owners with Exelon both at Salem and at Peach Bottom made Exelon the obvious choice.

Both Exelon and PSEG are facing 316b permit renewals in New Jersey for its nuclear assets at Salem and Oyster Creek. Doesn’t that present an extraordinary corporate risk for your reactors in that state?
That risk, which would apply to only the Salem and Oyster Creek units, would exist with or without the merger of these two companies. The combined companies are now better able to handle the planning activity necessary for those permit filings.

EED Specific Questions and Answers

Where will the EED headquarters be located? Will PECO still have a strong presence in Philly?
EED’s headquarters will remain in Chicago. Our distribution companies will continue to maintain a strong presence in their respective cities.

Will EED reorganize again?
EED has undergone significant changes over the last year as we rebuild our organization to provide reliable, efficient and high quality service to our customers. We made a lot of progress and we intend to stay the course. Although we do not anticipated significant changes at this time, we expect a certain amount of realignment as a result of a merger.

With the effort that is required for a merger integration, do we plan to scale back on any change activities in progress?
The 2005 business plan includes some vital change management initiatives such as customer satisfaction, management model, storm restore, work plan-work management, etc that will continue. It is important that improvement efforts continue. As we make improvements, however, we will reduce the number of ongoing initiatives. For example, 2005 has fewer initiatives planned than 2004. We will continue to review our initiatives in light of our overall business objectives and make adjustments where appropriate.

Are more leadership changes expected in EED?
Anytime you have a merger, leadership changes are likely to occur. We cannot speculate at this time when any changes may occur.

How will merger affect the strategy and timing of post 2006?
The merger should not impact our post 2006 strategy. ComEd’s power contracts with our affiliate Ex-Gen expire at the end of 2006. We will still need to determine how we purchase power and serve our customers in a competitive market. We will continue our path toward a competitive market.

Are customers likely to see higher rates as a result of the merger?
Transmission rates are set by FERC and will continue to be subject to FERC rate proceedings. Local electric delivery rates will continue to be set by the regulatory bodies in each state and subject to ratemaking proceedings. We do not expect any near-term impact on customer rates. Longer-term, to the extent each utility’s cost-of-service is reduced through synergies, such reductions may be reflected in customer rates.

PSEG has a better reliability record than EED. How will this impact operations, particularly planned changes and those already underway?
We will benefit from PSEG’s proven track record for reliable, cost effective T & D operations. The merger provides an opportunity to improve both ComEd’s and PECO’s reliability based on PSEG’s cost and reliability record. We may be able to adopt best practices that can benefit our reliability improvement program.

Staff reductions — When will they take place? When will employees be notified of any cuts? What percentage will be EED/Exelon employees?
The cuts will come from across both companies. The breakdown in terms of business units has not yet been determined. We will minimize the impact to the greatest extent possible. You will inform you as early as possible when decisions are made.

This communication is not a solicitation of a proxy from any security holder of Exelon or PSEG. Exelon intends to file with the Securities and Exchange Commission a registration statement that will include a joint proxy statement/prospectus and other relevant documents to be mailed to security holders in connection with the proposed merger of Exelon and PSEG. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION about Exelon, PSEG and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of the joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Exelon, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from PSEG, Investor Relations, 80 Park Plaza, P.O. Box 1171, Newark, New Jersey 07101-1171.

The respective directors and executive officers of Exelon and PSEG and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Exelon’s directors and executive officers is available in its proxy statement filed with the SEC by Exelon on March 12, 2004, and information regarding PSEG’s directors and executive officers is available in its proxy statement filed with the SEC by PSEG on March 10, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

This document includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, for example, statements regarding benefits of the proposed merger, integration plans, and expected synergies, anticipated future financial and operating performance and results, including estimates for growth. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements made herein. A discussion of some of these risks and uncertainties is contained or referred to in the Current Reports on Form 8-K filed with the SEC on December 20, 2004 by Exelon and PSEG, respectively. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Exelon will file with the SEC in connection with the proposed merger. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. Neither Exelon nor PSEG undertakes any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this document in connection with the proposed merger. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. Neither Exelon nor PSEG undertakes any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this document.